November 20, 2024

Shahal Khan
Chief Executive Officer
BurTech Acquisition Corp.
1300 Pennsylvania Ave NW, Suite 700
Washington, DC 20004

Dinakar Munagala
Chief Executive Officer
Blaize, Inc.
4659 Golden Foothill Parkway, Suite 206
El Dorado Hills, CA 95762

       Re: BurTech Acquisition Corp.
           Amendment No. 4 to Registration Statement on Form S-4
           Filed on November 14, 2024
           File No. 333-280889
Dear Shahal Khan and Dinakar Munagala:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 8, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-4
General

1. Your disclosures, including in the Letter to the Shareholders and on pages 35 and 256, has been revised to indicate that the new board will not be classified. However, page
       B-4 of the Third Amended and Restated Certificate of Incorporation of Blaize
       Holdings, Inc. and page G-5 of the Stockholder's Agreement appear to indicate that
 November 20, 2024
Page 2

       your board will be classified. Please revise to reconcile your disclosures, and if you will have a classified board, revise your registration statement to indicate to which class each director belongs.
2. We note your response to our prior Comment 1 and reissue. Please revise to explain in greater, specific detail what services each of Jefferies and KeyBanc has actually rendered in its engagement as "strategic advisor." For example, but not limited to, please provide what "structuring advice" was rendered, as disclosed on page 35.
       Additionally, file the related agreements as exhibits or provide your analysis as to why you are not required to do so.
3. We note that you have removed disclosure throughout the registration statement regarding the Stockholders' Agreement. As the Stockholders' Agreement appears to still be an exhibit to the Merger Agreement and will be entered into in connection with the business combination, please return the previous disclosure or advise as to why this disclosure was removed.
Security Ownership of Certain Beneficial Owners and Management, page 277

4. We note your response to our prior comment 4 and reissue. Please revise to identify the natural persons who have or share voting and/or dispositive powers over the shares held by each entity listed in each table. For example, the natural persons with voting and/or dispositive powers has not been provided for Temasek
Holdings
       (Private) Limited, and Patrick Orlando is not listed in Footnote 5 on page 281.
Exhibits

5. The legal opinion you file must opine on each transaction you are registering and each security listed in the fee table. The legal opinion you filed opines only as to
       223,232,050 shares of common stock of the Company. However, your registration statement indicates you are offering public warrants, shares underlying the public warrants, the issuance of 3,608,670 New Blaize shares upon vesting of RSUs,
       29,134,886 shares of New Blaize Common Stock upon the exercise of the New Blaize
       Options, and the resale of 15,559,232 shares of New Blaize Common Stock. Please have counsel revise the legal opinion to opine as to all transactions and securities covered by this registration statement.
       Please contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Rajiv Khanna
 November 20, 2024
Page 3
     Ryan Lynch